(As filed December 28, 1999)
                                                             File No. 70- [____]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                         WISCONSIN POWER & LIGHT COMPANY
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                               IES UTILITIES INC.
                                  Alliant Tower
                             200 First Street, S.E.
                            Cedar Rapids, Iowa 52401

                            INTERSTATE POWER COMPANY
                                1000 Main Street
                                  P.O. Box 769
                            Dubuque, Iowa 52004-07691

                  (Names of companies filing this statement and
                   addresses of principal executive offices)
              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)
             -------------------------------------------------------

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

    Barbara J. Swan, General Counsel            William T. Baker, Jr., Esq.
       Alliant Energy Corporation                 Thelen Reid & Priest LLP
       222 West Washington Avenue                   40 West 57th Street
        Madison, Wisconsin 53703                  New York, New York 10019

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          A.  INTRODUCTION.
              ------------

          Alliant Energy Corporation ("Alliant Energy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1/ Its public utility subsidiaries are Wisconsin Power & Light Company ("WP&L"), IES Utilities, Inc. ("IES"), Interstate Power Company ("IPC") and South Beloit Water, Gas and Electric Company. Together, these companies provide public utility service to approximately 908,000 electric and 388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota and Illinois. In addition, WP&L provides water service to approximately 35,000 customers in Wisconsin and Illinois. Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc. ("Services"), a subsidiary service company, and Alliant Energy Resources, Inc., which serves as the holding company for substantially all of Alliant Energy's investments in non-utility subsidiaries.

          WP&L and IES currently have in place separate programs under which each company sells its customer accounts receivable to Ciesco, L.P. ("Ciesco"), an accounts receivable financing conduit managed by Citicorp North America, Inc. (the "Agent"). The purpose of these programs is to enable the two utilities to accelerate their receipt of cash from collection of customer accounts receivables, thereby reducing their dependence upon more costly sources of working capital.

          Under the existing WP&L receivables program, WP&L may sell up to $150 million billed and unbilled receivables. The actual level of receivables


-------------------
1 / See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856 (April 14, 1998).

financed under this program fluctuates from month to month depending upon the prior month's level of qualifying receivables. Under the existing IES program, IES maintains a constant sales level of $65 million throughout the year, which is the lowest level of qualifying receivables that occur in any given month during the year. Under the existing programs, WP&L and IES serve as collection agents for Ciesco. These programs expire on March 31, 2000.

          WP&L and IES and Ciesco propose to enter into a new receivables financing program to replace the expiring programs. In addition, IPC will be added to the new program. Ciesco's purchases under the new program will initially be limited to $300 million of qualifying receivables outstanding at any one time.

          B.  STRUCTURE OF THE PROGRAM.
              ------------------------

          Under the new program, WP&L, IES and IPC (individually an "Operating Company" and collectively the "Operating Companies") will each organize a wholly-owned, special purpose entity ("SPE"), to which it will sell all of its billed and unbilled accounts receivable representing obligations of purchasers of electricity, natural gas and water and reimbursement obligations of joint owners of utility facilities arising under joint plant operating agreements pursuant to which an Operating Company pays operating and/or capital expenses on behalf of all joint owners (collectively, the "Receivables"), subject to certain program limitations described below. Each of the SPEs will be organized under Delaware law as a single-member limited liability company. It will have nominal capital and will conduct no business operations or own any assets other than the Receivables purchased from its parent Operating Company. The SPEs in turn will resell such Receivables to a newly-formed, special-purpose entity to be jointly owned by the SPEs (herein referred to as "NewCo"). NewCo will also be formed as a Delaware limited liability company. It too will serve merely as a conduit for ultimate sale of the purchased Receivables to Ciesco, and will have no assets or operations other than as contemplated by the agreements described below.

          Forms of the limited liability company articles of organization and member operating agreements of the SPEs and NewCo will be filed as Exhibits A-1 through A-4 hereto.

          The purpose in forming the SPEs is to isolate the Receivables from the Operating Company which has originated them such that, pursuant to Financial Accounting Standards Board Statement No. 125 ("FASB 125"),2 / the sale of the Receivables to the SPEs qualifies for treatment as a true sale of assets by the Operating Companies rather than as a loan secured by the Receivables. This will allow the Receivables to be removed as assets from the books of the Operating Companies. Through NewCo, the Operating Companies will be able to consolidate their Receivables into a much larger pool of Receivables and eliminate duplicate structuring and administrative costs that would be associated with creating and maintaining separate programs with Ciesco.

          C.  DESCRIPTION OF THE PROGRAM AGREEMENTS.
              -------------------------------------

          The new receivables program will be implemented through a series of related agreements, as follows: First, each Operating Company (as Seller) will enter into a Receivables Sale Agreement (the "SPE Agreement") with its wholly-owned SPE (as Purchaser), pursuant to which the Operating Company will sell all of its eligible Receivables to the SPE. Services will be designated the initial Collection Agent under this agreement, but will subcontract with the


-------------------
2 / See FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (June 1996). FASB 125 sets forth various tests which have to be met in order for the transferred assets to be deemed to be isolated from (i.e., out of the control of) the transferor. Special-purpose entities such as those described in this filing are typically used to establish such separateness.

Operating Companies to perform the duties of the Collection Agent, and, in such capacity, each of the Operating Companies will continue to bill its customers and service their accounts. Second, each SPE (as Seller) will enter into a Receivables Purchase and Sale Agreement (the "NewCo Agreement") with NewCo (as Purchaser), pursuant to which the SPE will sell and NewCo will purchase all of the Receivables that the SPE has acquired from its parent Operating Company. Third, NewCo (as Seller) and Ciesco (as Investor) will enter into a Receivables Purchase and Sale Agreement (the "Ciesco Agreement"), pursuant to which NewCo will sell and Ciesco will purchase an undivided percentage ownership interest in the pool of Receivables originated by the Operating Companies. Under the terms of a separate Receivables Purchase and Sale Agreement (the "Citibank Agreement"), Citibank N.A. ("Citibank") would be obligated to purchase the Receivables from NewCo in the event that Ciesco, for any reason, does not purchase the Receivables. Finally, Alliant Energy will execute and deliver a credit support agreement (the "Alliant Energy Agreement") in favor of Ciesco, the Agent and Citibank pursuant to which Alliant Energy will provide limited credit support. The forms of the SPE Agreement, the NewCo Agreement, the Ciesco Agreement, the Citibank Agreement and the Alliant Energy Agreement will be filed by amendment as Exhibits B-1, B-2, B-3, B-4, and B-5, respectively.

          The SPE Agreements: Each Operating Company will enter into an SPE
          ------------------
Agreement with its wholly-owned SPE pursuant to which the Operating Company will sell and the SPE will purchase, from time to time, all of the Operating Company's Receivables. Under Section 2.01 of the SPE Agreement, the SPE will purchase the Receivables at a discount that takes into account Ciesco's cost of funds and program fees and administrative and servicing costs, all of which are passed through to the SPE by NewCo, and the historical default experience on accounts receivable originated by the Operating Company. The SPE will pay the purchase price in cash, unless it has insufficient cash on hand to pay the full purchase price, in which case a portion of the purchase price will be paid by the issuance of additional membership interests in the SPE to its parent Operating Company. In subsequent months, if the SPE has excess funds on hand from collections of Receivables purchased in previous months, it will distribute such excess to its parent Operating Company as a return of capital.

          As indicated, the originating Operating Company (as subcontractor to Services) will perform the duties of the initial Collection Agent having sole responsibility for servicing the Receivables, for which it will be entitled to receive an agent's fee of 1/4 of 1% per annum on the average daily amount of the capital ("Capital") invested in its Receivables by Ciesco, as described below.

          The NewCo Agreement: NewCo will serve as the conduit through which the
          -------------------
Receivables originated by each of the Operating Companies and purchased by the separate SPEs will be aggregated to create a single pool of Receivables. The terms and conditions of the purchase of Receivables by NewCo from the separate SPEs will be the same as the terms and conditions under which the SPEs purchase those Receivables from the Operating Companies under the SPE Agreements, except that NewCo will pay each of the SPEs in cash and/or additional membership interests an amount equal to the purchase price paid by the SPEs to the Operating Companies for the Receivables sold.

          The Ciesco Agreement: Under Section 2.01 of the Ciesco Agreement,
          --------------------
NewCo (as Seller) will sell and Ciesco (as Investor) may, in its discretion, purchase an undivided percentage ownership interest (a "Share") in the pool of Receivables held by NewCo from time to time. The percentage interest in the pool of Receivables represented by such Share shall, subject to certain contingencies, be calculated by dividing (i) the sum of the Capital invested by the Investor as of the date of computation, the Investor's funding cost, the Collection Agent fee reserve, and other program fees, by (ii) the net Receivables pool balance at the time of computation, i.e., the total of all Receivables, less defaulted Receivables in the pool balance and the amount by which the outstanding Receivables of each customer exceeds the "Concentration Limit" for such customer multiplied by the amount of Capital invested by Ciesco at any time. The Concentration Limit is a limit on the amount of Receivables of any single customer of an Operating Company that may be financed under the program. It is equal to 3% of the pool of Receivables sold by NewCo in any particular period.

          Under normal circumstances, Ciesco will fund its investment in the Share from the proceeds of commercial paper sales. The applicable rate applied by Ciesco for each calendar month will be equal to the weighted average of the rates at which Ciesco sells commercial paper notes having a term equal to a period not exceeding 270 days, plus dealer commissions and note issuance costs. In addition, Ciesco will charge a program fee equal to 1/8th of 1% per annum on the average daily amount of Capital invested by Ciesco, an investor fee equal to 0.01% of the annual average Capital outstanding, plus a one-time structuring fee of $100,000.

          The Citibank Agreement: In the event Ciesco is unable to issue
          ----------------------
commercial paper for any reason, Citibank would be obligated to purchase the Receivables pursuant to the terms of the Citibank Agreement. Under the Citibank Agreement, the applicable funding rate will be based on a Eurodollar borrowing rate for borrowings having a period equal to one, two, three or six months, as selected by NewCo. In the event of an inability to make Eurodollar borrowings, or in the case of borrowing for a period of 29 days or less or in an amount of less than $500,000, then the applicable rate would be a fluctuating rate based on Citibank's base rate or the latest three-week moving average of secondary market morning offering rates for three-month certificates of deposit of major U.S. money market banks. The spread over the reference rates will vary over the life of the program based on market conditions and on changes in the corporate credit rating of Alliant Energy, or, if there is no such rating at the time, the two highest long-term public senior debt ratings of the Operating Companies. Citibank will also charge a liquidity fee of between 0.15% and 0.275% (depending on the corporate credit rating of Alliant Energy) times the amount of Citibank's commitment to purchase interests in the Receivables.

          The new accounts receivable purchase and sale program will be structured so as to satisfy the requirements of FASB 125. In order to satisfy these requirements: (i) the transfers of Receivables from an Operating Company to its wholly-owned SPE must be on terms that the Operating Company believes will result in such transfers being classified as "true sales" in the unlikely event of a bankruptcy proceeding involving the Operating Company; (ii) the SPE, as the purchaser and transferee of the Receivables, must be a "qualifying special purpose entity" within the meaning of FASB 125 and as such will be a legally separate entity engaged only in activities related to the program; (iii) the SPE, and any subsequent purchaser (including, in this case, NewCo and Ciesco), must have the right to pledge or exchange the Receivables; and (iv) the originating Operating Company cannot maintain effective control over the Receivables that are transferred to the SPE.

          The amount of Receivables originated by WP&L, IES and IPC will vary from time to time in accordance with electric, gas and water consumption by their customers. As a result of this and other factors, the funds available to NewCo to make a purchase may not match the cost of Receivables available. The proposed program (like the existing programs it replaces) includes a mechanism to accommodate this mismatch. When the amount of Receivables available for sale by the SPEs exceeds the amount of cash NewCo has available, a portion of the purchase price will be paid by the issuance of additional membership interests in NewCo to each of the SPEs in amounts which parallel the additional membership interests issued by each SPE to its parent Operating Company which has originated the Receivables. Conversely, if NewCo develops a substantial cash balance due to collections of previously purchased Receivables exceeding the balance of newly created Receivables available for purchase, NewCo will distribute such excess cash to the SPEs and the SPEs will distribute such excess cash to the Operating Companies, in each case as a return of capital. Through this mechanism, it is expected that neither NewCo nor the SPEs will retain substantial cash balances at any time and that substantially all cash realized from the collection of the Receivables (net of the costs of the program and any reductions in the outstanding purchase price of Shares) will be made available to the Operating Companies.

          Although the actual funding cost will vary depending on, inter alia, Ciesco's own funding costs, it is expected that the all-in credit spread to the Operating Companies will be substantially lower than the weighted average cost of permanent capital that the Operating Companies would otherwise have to maintain in order to finance their operations. The savings can be illustrated as follows: Currently, the Operating Companies' average outstanding accounts receivable balance at any one time is about $200 million. The capital required to finance this level of Receivables essentially represents permanent capital of the Operating Companies. The average pre-tax weighted cost of capital of the

Operating Companies currently ranges between 13.2% and 14.0%. In contrast, based on a current pre-tax yield on Ciesco's commercial paper of 5.85% and overall transaction fees and expenses estimated not to exceed 25 basis points, the program would result in a pre-tax reduction of more than 7.4 percentage points (or more than 50%) from the Operating Companies' pre-tax weighted average cost of capital.

          As indicated, each Operating Company (as a subcontractor to Services) will perform the duties of the initial Collection Agent with respect to the Receivables originated by it. Consequently, the Operating Companies will continue to perform all of the billing and servicing functions that they now perform, and their customers will not experience any change in current billing and collection procedures.3 Under certain adverse conditions, including, among others, an unremedied default by Alliant Energy, an Operating Company, an SPE or NewCo, an event of insolvency affecting any of the foregoing, and the loss experience on Receivables in the Receivables pool exceeding certain specified ratios, Ciesco would have the right to designate a new collection agent.

          The Alliant Energy Agreement: Under the Alliant Energy Agreement,
          ----------------------------
Ciesco and Citibank would have limited recourse against Alliant Energy. Such recourse claims include liability for Ciesco's funding costs, the Collection Agent fee, and limited recourse for defaulted Receivables. The recourse limit for defaulted Receivables is calculated by multiplying (i) a percentage equal to the greatest of (a) three times the Concentration Limit (excluding any special concentration limit), (b) three times the greatest 12-month rolling average default ratio for the Receivables over the twelve months ending immediately on the date of calculation, and (c) 9%, by (ii) the amount of Capital invested by


-------------------
3   Likewise, the services provided to NewCo and the SPEs by Services, as
Collection Agent, will be the same as the services it now renders to the Operating Companies, and its compensation under the program agreements will be passed on to the Operating Companies.

Ciesco. Also included is liability for (i) failure to transfer to NewCo or Ciesco a first priority ownership interest in the Receivables; (ii) the breach by an Operating Company, an SPE or NewCo of its representations, warranties and covenants; and (iii) certain indemnity obligations. Neither NewCo's nor Ciesco's recourse to the Operating Companies will include any rights against the Operating Companies should customer defaults on the Receivables result in collections attributable to the Shares sold to Ciesco being insufficient to reimburse Ciesco for the purchase price paid by it for the Shares and its anticipated yield. Ciesco will bear the risk for any credit losses on the Receivables that exceed the reserves for such losses included in the Shares and Ciesco's rights under the Alliant Energy Agreement.

          The term of the new Receivables sales program is 3 years. NewCo may, upon at least five business days' notice to the Agent, terminate, in whole, or reduce in part, the unused portion of its purchase limit in accordance with the terms and conditions of the Ciesco Agreement. The Ciesco Agreement allows Ciesco to assign all of its rights and obligations under said Agreement (including its Share and the obligation to fund the Share) to other persons, including the providers of its bank facilities. However, any such assignment will not change the nature of the obligations of the Operating Companies, the SPEs or NewCo under the program agreements to which they are parties.

          D. OTHER MATTERS
             -------------

          None of the proceeds from the transactions proposed herein will be used by the Operating Companies to acquire any securities of, or any interest in any "exempt wholesale generator" ("EWG") or foreign utility company ("FUCO").

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

          The estimated fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction are estimated not to exceed $100,000, exclusive of the one-time structuring fee and other recurring program fees paid to Ciesco and Citibank, as described in Item 1.C., above.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

          The acquisition of the membership interests of the SPEs by the Operating Companies and of the membership interests of NewCo by the SPEs, and the issuance of such membership interests by the SPEs and NewCo, in each case are subject to Sections 6(a), 7, 9(a), 10, and 12(f) of the Act and Rules 43 thereunder. Alliant Energy's proposal to provide credit support pursuant to the Alliant Energy Agreement is subject to Section 12(b) of the Act and Rule 45 thereunder. These transactions are also subject to Rule 54.

          The applicants believe that none of the other transactions described above are subject to the Commission's jurisdiction, or are exempt by rule. Specifically, the Operating Companies believe that their sale of Receivables to the SPEs are not sales of a "security," as defined in Section 2(a)(16) of the Act, or of "utility assets," as defined in Section 2(a)(18) of the Act, or of an interest in an other business. Furthermore, Alliant Energy believes that NewCo's sale of a Share in the Receivables pool to Ciesco, to the extent such may be considered the issuance of a security, would be exempt from regulation under Rule 52(b).4


-------------------
4   The Commission has not heretofore asserted jurisdiction over the sale of accounts receivable, or the purchase thereof by an associate company of the seller. See Western Massachusetts Electric Co., Holding Co. Act Rel. No. 26710 (April 25, 1997).

          Compliance with Rule 54. The transactions proposed herein are also
          -----------------------
subject to Rule 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs, as defined in Sections 32 and 33, respectively, in determining whether to approve other transactions if the requirements of Rule 53(a), (b) and (c) are satisfied. Alliant Energy currently meets all of the requirements of Rule 53.

          Rule 53(a)(1): Alliant Energy's "aggregate investment" in EWGs and FUCOs is currently $223.6 million, or approximately 40.9% of Alliant Energy's "consolidated retained earnings" for the four quarters ended September 30, 1999 ($547.4 million).

          Rule 53(a)(2): Alliant Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Alliant Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of Alliant Energy's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): Alliant Energy will submit a copy of each Application or Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of relevant portions of Alliant Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of its domestic public utility subsidiaries.

          In addition, Alliant Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.  REGULATORY APPROVAL.
         -------------------

          WP&L will file an application with the Wisconsin Public Service Commission ("WPSC") and IPC will file applications with the Illinois Commerce Commission ("ICC") and the Minnesota Public Utilities Commission ("MPUC"), in each case seeking approval for the sale of its receivables to an affiliated interest. A copy of these filings will be filed by amendment hereto as Exhibits D-1, D-2 and D-3, and copies of the orders of the WPSC, ICC and MPUC will be filed by amendment as Exhibits D-4, D-5 and D-6, respectively. Alliant Energy represents that WP&L and IPC will not engage in any of the transactions described herein until such time as the required state commission orders have been obtained.

          No other state and no federal commission, other than this commission, has jurisdiction over any aspect of the proposed transactions.

ITEM 5.  PROCEDURE.
         ---------

         The applicants respectfully request that the Commission issue a notice of the proposed transaction as soon as practicable and that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest practicable date after the required notice period.

          The applicants hereby waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. The applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order unless such Division opposes the transaction proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

          The following exhibits and financial statements are filed as a part of this Application/Declaration:

          (a)  Exhibits (to be filed by amendment except as noted)
               --------

               A-1  Form of articles of organization of the SPEs

               A-2 Form of members operating agreement of the SPEs A-3 Form of articles of organization of NewCo A-4 Form of members operating agreement of NewCo B-1 Form of Receivables Sale Agreement ("SPE Agreement")

               B-2 Form of Receivables Purchase and Sale Agreement ("NewCo Agreement")

               B-3 Form of Receivables Purchase and Sale Agreement ("Ciesco Agreement")

               B-4 Form of Receivables Purchase and Sale Agreement ("Citibank Agreement")

               B-5  Form of Alliant Energy Agreement

               C    Not Applicable

               D-1  WP&L Application to WPSC.

               D-2  IPC Application to ICC.

               D-3  IPC Application to MPUC.

               D-4  Order of WPSC approving WP&L application.

               D-5  Order of ICC approving the IPC application.

               D-6  Order of the MPUC approving IPC application.

               E    Not Applicable

               F    Opinion of Counsel.

               G Alliant Energy Financial Data Schedule - per books (Incorporated by reference to Exhibit 27.7 to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended September 30, 1999) (File No. 1-09894).

               H    Form of Federal Register Notice (filed herewith).

          (b)  Financial Statements
               --------------------

               1.1 Consolidated Balance Sheet of Alliant Energy and subsidiaries as of June 30, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended September 30, 1999) (File No. 1-09894).

               1.2 Consolidated Statements of Income of Alliant Energy and subsidiaries for the period ended June 30, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended September 30,
                    1999) (File No. 1-09894).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

          The transactions proposed in this Application/Declaration do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. Such transactions will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.


                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                            ALLIANT ENERGY CORPORATION

                                            By: /s/ Erroll B. Davis, Jr.
                                                ------------------------
                                            Name:  Erroll B. Davis, Jr.
                                            Title: Chief Executive Officer


                                            WISCONSIN POWER & LIGHT
                                             CORPORATION

                                            By: /s/ Erroll B. Davis, Jr.
                                                ------------------------
                                            Name:  Erroll B. Davis, Jr.
                                            Title: Chief Executive Officer


                                            IES UTILITIES INC.

                                            By: /s/ Erroll B. Davis, Jr.
                                                ------------------------
                                            Name:  Erroll B. Davis, Jr.
                                            Title: Chief Executive Officer


                                            INTERSTATE POWER COMPANY

                                            By: /s/ Erroll B. Davis, Jr.
                                                ------------------------
                                            Name:  Erroll B. Davis, Jr.
                                            Title: Chief Executive Officer


Date:  December 28, 1999

                                    EXHIBIT INDEX


         Exhibit   Description
         -------   -----------

          H        Proposed form of Federal Register notice.